ANNUAL REPORT

Kapital Wise, Inc.
43 West 23rd Street
New York, NY 10010
https://www.kapitalwise.com/

This Annual Report is dated December 31, 2019.

BUSINESS

KapitalWise's artificial intelligence (AI) platform was created to help banks hyperpersonalized customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as the bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee headcount.

Previous Offerings

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $19,000.00
Number of Securities Sold: 312,086
Use of proceeds: Product development and general working capital.
Date: September 12, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 638,298
Use of proceeds: Product development and general working capital.
Date: April 24, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: April 25, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Product development and general working capital.
Date: December 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $37,850.00
Use of proceeds: Working capital.
Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Product development and general working capital.
Date: July 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $60,000.00
Use of proceeds: Product development and general working capital.
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $101,210.00
Use of proceeds: Product development, Business Development, Marketing
Date: December 05, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

Revenue

KapitalWise generated $79,000 in revenue in 2019, up by 156.49% year-over-year. Revenue in 2019 was generated in three separate months due to pilot customers testing out KapitalWise's services. One-time payments are made for a set period of use. In 2018, KapitalWise generated $30,800 in revenue for the year. Revenue in 2018 was generated in two separate months due to payments from pilot customers. In 2017, KapitalWise generated $30,900 in revenue for the year.

Expenses

In 2019, KapitalWise incurred $267,050 in operating expenses for the year, up by 102.04% year-over-year. In 2018, KapitalWise incurred $132,179 in total operating expenses for the year, up by 40.88% from $93,827 in 2017. Expenses peaked in Q4 2018 and Q1 2019 due to higher than normal compensation expenses. The company began to increase its compensation expense as it signed more pilot customers. However, the company removed management compensation in the second half of 2019 as it looked to reduce its burn rate. The company has continued to pay developer-related compensation as it looks to build out its platform and service pilot customers. In 2019, KapitalWise paid $183,292 in developer compensation, up from $82,131 in 2018, a 123.17% year-over-year increase.

Operating expenses in 2019 were largely composed of compensation-related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2019 can be broken out as:

• Developer Compensation: 68.64%
• Management Compensation: 9.25%
• Professional Fees: 7.24%
• Rent: 5.27%
• Other Expenses (e.g. marketing and platform hosting): 9.60%

Operating expenses in 2018 were largely composed of compensation related expenses as the company ramped up spending on developer related compensation and management compensation toward the end of 2018. Additionally, the company began to invest more heavily in marketing-related expenses toward the end of 2018. Expenses in 2018 can be broken out as follows:
• Developer Compensation
• Marketing and Events: 10.89%
• Management Compensation: 9.46%

• Rent: 6.85%
• Other Expenses (e.g. travel and meals, and
platform hosting): 10.67%

Historical results and cash flows:

Net Income

In 2019, KapitalWise incurred a net loss of $197,122, up from a net loss of $110,187 in
2018. Quarterly net losses have been inconsistent due to revenue from pilot customers
being generated in one-off payments, causing revenue to a spike in certain months. In
general, the company has incurred a larger net loss in 2019 when compared to 2018
due to increased spending on items such as developer compensation, as the company
looks to build out its platform and service pilot customers. In 2017, the company had a
net loss of $62,927 for the year.

Cash Flow

In 2019, the company averaged a monthly burn rate of $10,471. Currently, the
the company has approximately eight months of runway left. With the proceeds from this
raise, the company anticipates having approximately eight months of runway left if
the minimum is raised, and eighteen months of runway left if the maximum is raised.

Liquidity and Capital Resources

As of July 11, 2020, KapitalWise had approximately $87,800 in cash-on-hand. The
company also has signed a couple of letters of intent and interest to use the solution
with a few large financial institutions. The company is expecting to bring a steady
revenue from these contracts in 2020 which will extend the runway considerably.

Future fundraising

The company plans to raise an additional $2M capital in Q1 2021.

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sajil Koroth

Sajil Koroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and CTO
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Responsible for day-to-day operations, leading product and technology development, growth strategy, and product development. Sajil takes a salary compensation of $40,000.00/Year and equity compensation of total of 6,600,000 common stock.

Other business experience in the past three years:

- **Employer**: Northwest Mutual
  Title: Lead Engineer
  Dates of Service: June 01, 2016 - March 01, 2017
  Responsibilities: Product Development

Name: Paul Stamoulis

Paul Stamoulis's current primary role is with Clarim Holding. Paul Stamoulis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: President & Chairman of the Board of Directors
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Provides guidance on corporate functions and business strategy. Paul takes a salary compensation of $0.00 and equity compensation of 233,256 common stocks and 100,00 options.

Other business experience in the past three years:
- **Employer**: Clarim Holding
  Title: Managing Director

Dates of Service: July 01, 2017 - Present
Responsibilities: Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent.

Name: Rajithamol P Lakshmanan

Rajithamol P Lakshmanan's current primary role is with Mediaocean LLC . Rajithamol P Lakshmanan currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: Member of the Board of Directors
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Provide strategic advice and guidance on company growth and operations. Rajitha doesn't take any compensation for this role.

Other business experience in the past three years:

- **Employer**: Mediaocean LLC
  Title: Director of Development
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Develop business efforts for global platforms.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Percent of class
Common Stock	Sajil Koroth	6,600,000 shares		65.53%

RELATED PARTY TRANSACTIONS

- Name of Entity: Rajithamol Lakshmanan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Investment in the Company, $25,000.00. Benefits or compensation received by Company- General working capital
  Material Terms: Convertible note investment made in July 2017. The note is still outstanding and accruing interest at 8%.

OUR SECURITIES

The Company has authorized Common Stock, Options for Common Stock, SAFE (Simple Agreement for Future Equity), Convertible Note, and Micro Venture Crowd Note.

Common Stock

The amount of security authorized is 10,638,298 with a total of 9,046,230 outstanding.

Voting Rights

1 vote per share.

Material Rights

An early accelerator program investment includes an anti-dilution provision that grants the investor additional stock as needed to maintain 6% equity ownership.

Options for Common Stock

The amount of security authorized is 1,500,000 with a total of 1,025,845 outstanding.

Voting Rights

There are no voting rights associated with Options for Common Stock.

Material Rights

There are no material rights associated with Options for Common Stock.

SAFE (Simple Agreement for Future Equity)

The security will convert into The safe will automatically convert into the greater of (1) the number of shares of safe preferred stock equal to the purchase amount divided by the lessor of the discount price; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price. and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing

Material Rights

In the event of an Equity Financing as set forth in the applicable SAFE, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lessor of the Discount Price; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Accordingly, percentage cannot be determined until conversion rate is known.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $37,850.00
Maturity Date: September 30, 2020

Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: At any time prior to the Maturity Date, and only until the closing of a Qualified Financing

Material Rights

At any time prior to the Maturity Date, and only until the closing of a Qualified Financing, as set forth within this Note, the Holder shall have the right to convert this Note into shares of common stock of the Company. The number of shares issued shall be equal to the Indebtedness divided by the 33 price per share assuming a $6,000,000 premoney equity valuation and calculated on a fully-diluted basis

Micro Venture Crowd Note

The security will convert into Upon the occurrence of a qualified equity financing the crowd note will convert into conversion shares pursuant to the following :if the investor is not a major investor, the crowd note will convert into conversion shares upon the earlier of (i) the company's election or (ii) a corporate transaction. if the investor is a major investor, the company will convert the crowd note into conversion shares prior to the closing of the qualified equity financing. and the terms of the Micro Venture Crowd Note are outlined below:

Amount outstanding: $101,210.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: "Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

Material Rights

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2019.

[COMPANY NAME]

By   /s/Sajil Koroth
_____

Name   Sajil Koroth
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Sajil Koroth, Principal Executive Officer of Kapital Wise Inc, hereby certify that the financial statements of Kapital Wise Inc, included in this Report are true and complete in all material respects.

_____Sajil Koroth_____

Principal Executive Officer

KAPITALWISE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
KapitalWise, Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of KapitalWise, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 10, 2020
Los Angeles, California

KAPITALWISE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2019**	**2018**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 9,893	$ 60,544
Accounts receivable—net	57,000	-
Prepaids and other current assets	-	114,000
Total current assets	**66,893**	**174,544**
Total assets	**$ 66,893**	**$ 174,544**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 5,400	$ -
Other current liabilities	21,230	14,033
Total current liabilities	**26,630**	**14,033**
Convertible Note Payable	197,850	147,850
Total liabilities	**224,480**	**161,883**
STOCKHOLDERS EQUITY		
Common Stock	13	10
Preferred Stock	-	-
Additional Paid In Capital (APIC)	217,862	190,990
Retained earnings/(Accumulated Deficit)	(375,462)	(178,339)
Total stockholders' equity	**(157,587)**	**12,661**
Total liabilities and stockholders' equity	**$ 66,893**	**$ 174,544**

See accompanying notes to financial statements.

KAPITALWISE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 79,000	$ 30,800
Cost of goods sold	-	-
Gross profit	79,000	30,800
Operating expenses		
General and administrative	256,998	117,785
Sales and marketing	10,053	14,394
Total operating expenses	267,051	132,179
Operating income/(loss)	(188,051)	(101,379)
Interest expense	9,072	8,808
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(197,123)	(110,187)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (197,123)**	**$ (110,187)**

See accompanying notes to financial statements.

KapitalWise, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock		Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2017	**638,298**	**$ 6**	**$ 19,994**	**$ (68,152)**	**$ (48,152)**
Net income/(loss)				(110,187)	(110,187)
Issuance of Common Stock	312,086	3	170,997		171,000
Balance—December 31, 2018	950,384	$ 10	$ 190,990	$ (178,339)	$ 12,661
Net income/(loss)	-		-	(197,123)	(197,123)
Conversion of Convertible Notes into Equity	357,381	3	26,871		26,875
Balance—December 31, 2019	**1,307,765**	**$ 13**	**$ 217,862**	**$ (375,462)**	**$ (157,587)**

See accompanying notes to financial statements.

KapitalWise, Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(197,123)	$	(110,187)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable—net		(57,000)		-
Prepaids and other current assets		114,000		(99,000)
Accounts payable and accrued expenses		5,400		(15,000)
Credit Cards		-		-
Other current liabilities		9,072		8,808
Net cash provided/(used) by operating activities		**(125,651)**		**(215,379)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible Notes Payable		75,000		37,850
Repayment of Loans		-		-
Borrowings on Notes Payable		-		-
Repayment of Notes		-		-
Issuance of Common Stock		-		171,000
Net cash provided/(used) by financing activities		**75,000**		**208,850**
Change in cash		(50,651)		(6,529)
Cash—beginning of year		60,544		67,073
Cash—end of year	$	**9,893**	$	**60,544**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of Convertible debt into Equity	$	26,875	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

KapitalWise, Inc. was formed on April 11, 2017 in the state of Delaware. The financial statements KapitalWise, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

KapitalWise helps financial institutions to leverage data to drive revenue. The company's artificial intelligence (AI) platform is engineered to help banks hyper-personalize customer engagement. The platform analyzes data from a variety of sources with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. This data can help bank's sales, marketing and relationship managers efficiently build more personal relationship with their clients. Since its inception in 2017, KapitalWise has raised over $500,000 in funding from investors and accelerators such as Techstars and the Independent Community Bankers of America (ICBA).

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Income Taxes

KapitalWise, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its artificial intelligence platform service to banking clients when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Software development

Since the Company is an early stage company, it expenses software development costs as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 10, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenditure	-	114,000
Total Prepaids and Other Current Assets	**-**	**114,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Interest Accrued on Convertible debt	21,230	14,033
Total Other Current Liabilities	**21,230**	**14,033**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,638,298 of common shares at $0.00001 par value. As of December 31, 2019, 1,307,765 shares of common stock have been issued and outstanding.

During 2019, the entire outstanding Convertible Promissory Note Agreement with Breega Capital in the amount of $ 25,000 plus accrued interest of $ 1,875 was converted into equity, and 357,381 of common stock were issued.

5.   DEBT

On April 14, 2017 the company entered into Convertible Promissory Note Agreement with Vasu MP in the amount of $ 60,000, which bear interest rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 60,000 and accrued interest was $ 13,200.

On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan, a company's board member in the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

On September 30, 2018 the company entered into Convertible Promissory Note Agreement with Holt Accelerator, LP in the amount of $ 37,850, which bear interest rate of 6% per annum. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on September 30th, 2020 (the "Maturity Date"). The outstanding balance of this loan as of December 31, 2019 was $ 37,850, and accrued interest was $ 3,030.

On December 27, 2018 the company entered into SAFE agreement with Independent Community Bankers of America, a Minnesota corporation ("ICBA") in the amount of $ 75,000 and bears no interest. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to ICBA a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Additionally, this instrument will expire and terminate by paying cash equal to Purchase amount. The outstanding balance of this loan as of December 31, 2019 was $ 75,000.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(23,994)	$	(11,602)
Valuation Allowance		23,994		11,602
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,		2019		2018
Net Operating Loss		(103,628)	$	(49,222)
Valuation Allowance		103,628		49,222
Total Net Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $23 thousand. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2018, the company entered into a month to month rental contract with Rise Operation for shared co-working place. As of December 31, 2019, and 2018, rent expenses were in the amount of $14,079 and $9,054 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued.

KAPITALWISE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

On June 2, 2020, the Company entered Crowd Note agreement with MicroVenture Marketplace Inc. (the "Platform"). Per the agreement, the company promises to pay each investor (the "Investor") who is recorded in MicroVenture Marketplace Inc., (the "Platform") records as having subscribed to this security (the "Crowd Note") the principal sum of his/her subscription (the "Purchase Price") unless converted into equity securities. The "Valuation Cap" is $8 million. The "Discount" is 20% The "Offering End Date" is May 18, 2020. The company is to issue to investors notes in the amount $101,200.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $197,123, an operating cash flow loss of $125,651 and an accumulated deficit of $375,462 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.